Mail Stop 6010	March 31, 2006

Mr. Barry Swanson
President
Lodge Bay Oil & Gas Corp.
3750 Edgemont Blvd, Suite 4
North Vancouver
British Columbia, Canada
V7R 2P7

Re:	Lodge Bay Oil & Gas Corp.
	Registration Statement on Form SB-2, filed March 6, 2006
	File No. 333-132236

Dear Mr. Swanson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please note that where we provide examples to illustrate what we
mean by our comments, they are examples and not complete lists.
If
our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.
2. We note that you have one employee, officer and director, Mr. Barry Swanson. Throughout your prospectus, you make various statements that may suggest you have more than one employee, officer and director.  You refer to officers and directors as plural in many
parts of the prospectus. On page 12, you state that you have no "significant" employees, suggesting that you may have some non-significant employees. Please review your entire prospectus and revise where applicable to reflect the fact that you have only one employee, officer and director.
3. We note the current status of your business is that you have purchased a 2% share of the costs of drilling a test well for natural gas for which drilling operations commenced in October 2005. Your statement that the company "is engaged in the exploration, development, acquisition and operation of oil and gas properties" may suggest that you are further along in your business plan than is actually the case. It appears that you are currently only in the exploratory phase with respect to oil and gas properties. Please revise this statement to clarify that the company is currently engaged in the exploration of oil and gas properties. You may then state that your business plan is to also develop, acquire and operate
oil and gas properties.  Please review your entire prospectus for any
similar statements and clarify where applicable to reflect the current status of your business. Additional examples are as follows:
* On page 3 you state that you "have conducted" your business by "purchasing small interests in oil and gas exploration and production ventures." It appears, however, that the only interest you have purchased is the test well into the Strachan Leduc reef and that you do not own multiple "interests."  Also, it appears that the
interest
purchased is still in the exploratory phase and not yet a
"production
venture."  Please revise.
* On page 4 you state that unless some of your "initial
investments"
provide producing oil and/or gas properties, your business will most
probably fail.  It appears, however, that you have only one
initial
investment, the test well into the Strachan Leduc reef.  Please revise.
* On page 14 you state that you participate in the oil and gas industry by the purchase of small interests in either "producing wells or oil and gas exploration and development projects." Since the only interest you have purchased to date is the test well and it is not yet a producing well, you should revise this statement to indicate that this is your plan and that to date you have only purchased the interest in the test well.
4. In your next amendment, please update the disclosure and
financial
information through January 31, 2006.  Note Item 310(g) requires you
to provide financial statements for the quarter ended January 31,
2006.
5. We refer you to our Industry Guide 2 - Disclosure of Oil and
Gas
Operations.  Please provide a statement that you have no oil and gas
reserves as required by section 2 of that guide.
6. Where you describe your agreement with Odin Capital, please clarify in plain English exactly what rights you acquired when you paid $126,989 to the operator. It is unclear whether you have a 2%
interest in production from the test well or from the test well and any other wells drilled on the same prospect. In the prospectus summary on page 3 you refer to the well but also refer to the whole formation. In the business section on page 14 you refer to the "spacing unit in the earning well." It is unclear what you are describing when you refer to spacing unit.

Prospectus Cover Page
7. Please highlight your cross reference to the risk factors section as required by Item 501 of Regulation S-B.

Prospectus Summary, pages 3-4
8. Please revise your disclosure to explain the meaning of "spudded."

Risk Factors, pages

General
9. Please revise each risk factor subheading so that it reflects the relevant facts or uncertainties and risks to investors. Your subheadings currently either merely state a fact about your business, such as "We Recently Began Operations" or list the topic discussed in the risk factor, such as "Anticipated Losses," "Oil and Gas Resources," and "Oil and Gas Prices." Each subheading should identify the relevant facts or uncertainties and also the risks that result from such facts or uncertainties. For example, your first risk factor subheading could be revised to state, "Because we have only recently commenced business operations, we face a high risk of business failure."
10. We note that you have 90,000,000 shares of authorized common stock and only 1,600,000 shares are currently issued and outstanding.
Please add a risk factor that addresses the risks of having such a large number of authorized but unissued common stock, including the risks that your sole officer and director may issue additional stock without further stockholder approval, thereby causing dilution of current company stockholders, and how future sales of your stock may have a depressive effect on the market price of your stock.
11. Please add a risk factor that discusses your dependence on your sole employee, officer and director, Mr. Barry Swanson.

"We Recently Began Operations"  Page 4
12. Please revise your disclosure to state that you have had no revenue to date.

"Anticipated Losses"  Page 4
13. Please incorporate into this discussion the rate at which you are currently burning cash on a monthly basis.
14. We note your statement in this risk factor that at some point in the future you will need to generate revenue from the operation of your properties. Please incorporate into this discussion the fact that you are currently only in the exploratory phase of acquiring oil and gas properties so that it is clear to the reader that you do not currently operate any properties.

"Oil and Gas Resources"  Page 4
15. Please separate this discussion into two separate risk factors as the discussion appears to address two separate risks, the risk that the projects the company acquires may not contain commercial quantities of oil and gas and the risk that certain hazards may result in significant liabilities that would have a material adverse effect on your revenue. Each risk factor should provide a meaningful detailed discussion about the risk and how it may affect your operations, financial condition or business. Where practicable, please quantify the specific and immediate effects to investors of the risks.

"Funds Available for Operations"  Page 5
16. Please quantify your current anticipated capital needs in this risk factor. We note that on page 16 you state that you expect you will need approximately $200,000 during the next 12 months to participate in new drillings in the Strachan prospect.
17. We note your statement in this risk factor regarding the use of cash from operations. Please revise your disclosure to clarify that to date you have had no cash from operations and that all cash provided to date has come either from your sole employee, officer and director Mr. Swanson or your equity offering.

"Exploration and Development of Properties"  Page 5
18. Please move your discussion regarding the risk that unproved oil and gas properties may not be commercially viable to the risk factor
"Oil and Gas Resources" on page 4 where you discuss that the ownership interests you acquire may not contain commercial quantities of oil and gas. Then, please revise this risk factor to describe the uncertainties and risks for proved or proven oil and gas properties.

"Regulation"  Page 5
19. Please revise your disclosure to briefly describe the laws and regulations relating to the exploration and development, production, gathering and marketing of oil and gas referenced and the related costs and risks involved with compliance.

"Illiquidity of Shares"  Pages 5-6
20. Please separate this discussion into two separate risk factors as the discussion appears to address two separate risks. The first is the risk that investors will be unable to sell their shares if no market develops for your securities. The second is the risk that your stock price may decline if the selling stockholders sell a large number of shares. Each risk factor should have an appropriate subheading and describe the risks and uncertainties involved.

"Going Concern"  Page 6
21. Please move this risk factor to a more prominent location in your risk faction section, e.g. following the risk factor "Anticipated Losses" on page 4.
22. Please revise to discuss the consequences of your going concern qualification in terms of your ability to raise capital.
23. We note your statement in this risk factor that you have not attained profitable operations. Please revise your disclosure to clarify that you also have had no revenue to date.
24. We note your reference here to factors identified by your auditors with respect to your ability to continue as a going concern.
Please revise this risk factor to briefly describe these factors.

Selling Shareholders, pages 7-10
25. Please tell us if any of the selling stockholders are broker-dealers or affiliates of broker-dealers. We may have further comments.
26. For each selling stockholder holding in excess of 1% of the company`s common stock, please revise the table in this section to disclose the percentage of shares beneficially owned by the selling stockholder as of the date of the prospectus and before the offering.

Plan of Distribution, pages 10-11
27. We note your reference to the possible use of crosses. Please explain the meaning of crosses. In addition, we note that certain crossed trades are prohibited because an investor may be unable to get the best possible price on the trade. Please add a risk factor that discusses any risks to your investors of trades that involve crosses.

Security Ownership of Certain Beneficial Owners and Management, pages
12-13
28. Please update this table so that the beneficial ownership information is presented as of the most recent practicable date, as required by Item 403(b) of Regulation S-B.

Description of Securities, page 12
29. Please disclose the price at which you issued the 1,000,000 shares of your common stock to Mr. Swanson. We note that in footnote
5 to the financial statements you state that the shares were issued for cash proceeds of $1,000. On page 13, however, you state that the shares were issued in consideration for his services. Please revise your disclosure so that it is consistent.

Business, pages 14-15

General
30. Please note that Item 101(c)(3) of Regulation S-B encourages you to provide an Internet address for your business if available.

Strachan Prospect, page 14
31. Please explain the meaning of three dimensional seismic programs.
32. Please also explain the significance of identifying deep buried full height and partial height pinnacle reefs.
33. Please remove the reference to the potential one trillion cubic feet of natural gas reserves attributable to the Shell discovery. You may only disclose proved reserves that are net to your interest in SEC filings.
34. Please provide disclosure regarding the involvement of other parties in the Strachan prospect. For example, you should describe the number of other parties involved, whether any party is controlling the exploration process and whether anyone has a significant interest in the prospect.
35. We note your statement that you will benefit from the operator`s expenditures to date by participating in the Strachan prospect. Please expand your discussion of this statement. At a minimum, you should identify the operator, disclose the amount of expenditures made to date and explain how you will benefit.
36. You also refer to the operator`s intangible value of the exploration team. Please explain what you mean by this statement and describe this team, e.g. the size, its tasks.
37. Please expand your disclosure of the Odin Capital agreement to describe all material terms of the agreement. For example, to the extent that you have not already done so, you should:
* describe each party`s obligations,
* disclose all fees and amounts paid to date,
* disclose aggregate future payments, and
* describe the term and termination provisions.
38. We note the following statements: "below the base of the Mannville," "below the base of the Shunda formation in Section 10, Township38, Range 9W5M" and "below the base of the Shunda formation in Sections 15 and 16, Township 37, Range 9W5M." Please explain what these statements mean. Are these drilling points in the test well?
What is the significance of each of these locations? Are there other potential locations?
39. We refer to your description of what you will earn if natural gas is found in "paying quantities" and the formula that follows. Please revise your disclosure to explain what you mean by "paying quantities." Please also revise your disclosure to clarify the operation of the formula and consider using an example for clarification.

Marketing of Production, page 15
40. Please provide a more robust and complete discussion of the process by which the operator markets a property`s production.
For
example, at a minimum please describe whether you will share the marketing costs, how the operator is compensated and what obligations the operator has to each party in the venture.

Government Regulation, page 15
41. We note your statement that the transportation and certain sales of natural gas in interstate commerce are "regulated significantly by various agencies of the federal government." Please describe these regulations and list the agencies referenced.
42. Since the Strachan prospect is located in Alberta, Canada, please provide a description of any material governmental regulations of the
Province of Alberta and the government of Canada which may affect the business.

Plan of Operations, pages 15-16
43. We note your statement that your current drilling project should be completed soon. Please explain what measures when the project is complete. Will the project be complete when you reach a depth of 4,050?

Description of Property, page 16
44. Please describe the company`s space sharing arrangement with Mr.
Swanson and who owns the property. Please also file any written agreement as an exhibit to the registration statement.

Certain Relationships and Related Transactions, page 16
45. Please also describe in this section the $1,280 charge for administration expenses that you discuss in footnote 5 to the financial statements.

Signatures
46. Please note that the signature requirements of Form SB-2 require the registration statement to be signed by "the small business issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least the majority of the board of directors or persons performing similar functions." See Instructions 1 and 2 to the Signatures section of Form SB-2. We note the filing only includes the signature of the issuer. Please also include the additional signatures. If Mr. Swanson serves as the principal executive officer, principal financial officer, controller or principal accounting officer and sole director, his signature should be captioned as such in your amended filing.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 19
47. We note that your audit report was signed by an audit firm based in Vancouver, Canada. Please tell us how you concluded that it is appropriate to have an audit report issued by an auditor licensed outside of the United States. In accordance with Article 2 of Regulation S-X, we believe that the audit report of a registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States. Further guidance may be found in Section 5.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission`s website at:
http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm
#P4
42_69217.

Balance Sheet, page 20
48. Please disclose if your functional currency is U.S. or Canadian dollars. If your functional currency is in Canadian dollars, please tell us how your policy for translating transactions in foreign currency into U.S. dollars complies with SFAS 52. Additionally, please quantify in the disclosure the amount of assets and liabilities that are not in U.S. dollars as of October 31, 2005.

*	*	*	*	*

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


You may contact Todd Sherman at (202) 551-3665 or Lisa Vanjoske at
(202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or me at (202) 551-3710 with any other questions.

								Sincerely,



								Jeffrey P. Riedler
								Assistant Director

cc: 	Thomas E. Stepp, Jr.
Stepp Law Group, a professional corporation
32 Executive Park, Suite 105
Irvine, California 92614
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Mr. Barry Swanson
March 31, 2006
Page 1